Mail Stop 3720

March 22, 2006

James Ammons
President
Data Call Technologies
600 Kenrick, Suite B-12
Houston, Texas 77060

> **Re: Data Call Technologies**
> **Registration Statement on Form SB-2**
> **Filed February 21, 2006**
> **333-129148**

Dear Mr. Ammons:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   Please do not use defined terms in the forefront of your prospectus and avoid using them throughout the rest of the prospectus. For example, remove the defined term "Common Stock" from the prospectus cover page and the term "Company" in your summary. Avoid using these defined terms throughout the rest of the prospectus. Instead, uncapitalize "Common Stock," since you are using the term for its common meaning, and use a shortened version of your company name.

Prospectus Summary, page 1

2.   Clarify here and throughout the prospectus whether or not you currently generate any
        revenues from your services via your direct lynk messenger system. For instance, you state
        on page 2 that "we have not generated any revenues from our services in the past," yet on
        page 5 you mention that you have generated only $365 in revenues. Address when you
        anticipate generating any meaningful revenues.

3.   Please disclose in your summary your minimal revenues, your net losses for the last two
        years and your accumulated deficit. Please also disclose that your auditors have expressed
        substantial doubt about your ability to continue as a going concern.

4.   We note your disclosure regarding your direct lynk messenger system. Please clarify who
        your customers are and how you generate revenue. Please clarify how your product works.
        For example, do you provide hardware to the customer that will transmit the data you
        provide onto the customer's television? Do you generate the data and does the data stream
        across the television while the television is playing on any channel? What permission do
        you need to broadcast the information acquired from third parties, such as news stories
        generated by the Associated Press? Please similarly revise your business section.

The Offering, page 2

5.   Disclose the percentage of your outstanding shares that are being offered in this offering.

    Risk Factors, page 4

We require additional financing …, page 4

6.   Disclose your current rate of expenditures per month.

We rely on key management …, page 5

7.   Disclose the respective dates that your key executives entered into employment agreements.

We have outstanding issues with one of our former officers …, page 5

8.   Please describe in greater detail the nature of the dispute and quantify the amount in
        question, to the extent possible, so that investors can evaluate the magnitude of this risk. In
        this regard, please briefly disclose the status of the dispute, particularly since this former
        officer resigned almost three years ago. Are you actively attempting to settle this matter?
        Disclose the issues with your former president and director that remain outstanding.
        Similarly revise the subsequent risk factor entitled "We have had disputes with people
        affiliated with us in the past…."

We depend heavily on our ability to market our products …, page 6

9.   Disclose how many employees are in your marketing department. Please also disclose how much you have spent on marketing activities and research and development in the past two years.

We may have potential liability for shares of common stock …, page 6

10.   Clarify why an exemption from registration may not have been available. Please also disclose the number of shares you sold and quantify your maximum potential liability, to the extent possible. Disclose the expiration date of the rescission offer, the number of shareholders you have offered rescission to and the total number of shares that have been sold back to the company to date. Please disclose what disclosure these shareholders received and why these shareholders "may not have received appropriate disclosure in connection with such purchases" as stated in your recent sales of unregistered securities section. Also, we note your disclosure in your recent sales of unregistered securities section that "[a]ll of the shareholders who were offered the chance to rescind their purchases decided to reject the rescission offer." Please tell us in your response letter how you contacted these shareholders regarding the rescission offer and what information you provided to the shareholders, if any, regarding the rescission offer.

We face potential liability for information posted …, page 7

11.   Your disclosure of the risk is vague. Please briefly describe the "legal obligations" that are "not well defined and are still evolving" and please clarify how you risk liability for information you post and/or disseminate through your website. For example, do you risk liability because of the type of content you post and disseminate through your website?

Our systems and operations are vulnerable …, page 8

12.   The disclosure you have included appears to address different risks. In this regard, you state that your website and systems are hosted by a third party. You disclose later in this risk factor that your software could be found to contain bugs. Please consider including one risk factor to address the risk associated with a third party hosting your website and systems and another risk factor to address potential risks regarding the software and hardware you have developed.

Our total amount of issued and outstanding share amounts …, page 9

13.   In your response letter, tell us whether you will engage a transfer agent or how you otherwise intend to improve the maintenance of your stock records. In addition, have your counsel revise his legality opinion to address how he considered the information contained in this risk factor when making his determination that the shares are "validly issued."

<u>If there is a market for our common stock …, page 10</u>

14. Your disclosure that "[t]hese market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rates or international currency fluctuations may adversely affect the market price and liquidity of your Common Stock" is generic, boilerplate disclosure that does not appear to apply to your company, even assuming your company becomes quoted on the OTC Bulletin Board. Please delete this disclosure and tailor the disclosure to your business. Please disclose that even if your stock is approved for quotation by a market maker through the over-the-counter bulletin board, stocks traded over this quotation system are usually thinly traded, highly volatile and not followed by analysts.

Additionally, please include a risk factor to address the potential risks if your stock does not become quoted on the OTC Bulletin Board. For example, disclose the requirements to trade on the OTC Bulletin Board and the anticipated timing of approval for quotation. Disclose whether the company has identified broker dealers who have expressed an interest in becoming market makers in the company's securities.

<u>Directors, Executive Officers and Control Persons, page 11</u>

15. Indicate whether or not Messrs. Ammons and Vance work full-time for the company. If not, disclose the approximate hours per week each will devote to your business. In addition, clarify whether Mr. Mosley will continue to work part-time for the company since entering into the employment agreement in October 2005 that entitles him to receive a salary of $75,000 per year.

<u>Business History, page 17</u>

16. Disclose the amounts, if any, that you currently owe under the various releases described in this section.

<u>Business Operations, page 18</u>

17. Please clarify what you mean by "digital signage."

18. Your disclosure that "[c]lients are also able to add their own user defined text messages and advertising to our Direct Lynk Messenger text stream, and pick which individual locations and which of their third party hardware decoder boxes they would like to receive our feeds" is vague. Please describe how your product interacts with your clients' content using clear, everyday language. Please provide examples to illustrate how your streaming text could be used. Also clarify what you mean by a "third party hardware box" and a "third party data decoder box."

Recent Events, page 20

19.   Please clarify what you mean by "platform developer." In this regard, please clarify whether entering into a distribution agreement with this "platform developer" would allow you to transmit your information to all cell phone customers or whether you would also need to enter into agreements with cell phone carriers as well. Also, please clarify how you would generate revenue under this agreement and the agreement where you would provide your information feed to the company's elevator televisions so that investors can better assess the potential value of these agreements to your business. Disclose the expected timing for entering into these agreements.

Dependence on One or Few Customers, page 20

20.   Describe your specific arrangements with the "several companies" that are testing your system for free. For example, describe how these companies are using your system and disclose the expected timing regarding when these customers will begin paying for the use of your system. Address for how long you intend to provide free trials of the system.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

21.   The discussion of your planned operations is vague. Please expand this section to clearly discuss your specific plan of operation for the next twelve months. See Item 303(a) of regulation S-B. For instance, you state that if your monthly expenses increase and/or if the number of employees you employ increases, you may be forced to raise additional capital. Please disclose your monthly expenditures and disclose whether you anticipate increasing your expenditures to develop your business. Similarly, disclose what your specific plans are with regard to the hiring of additional employees. Please generally describe in greater detail your specific strategy for growing your business, other than by providing your system to potential customers for free.

22.   In the third paragraph of page 4 you maintain that you can continue in business through 2006 assuming several conditions. Are these conditions realistic? Expand your discussion of your plan of operations on pages 21 and 22 to describe the impact of these conditions on your operating prospects and plans. Discuss whether these conditions are consistent with your actual plan of operation for the next twelve months. Further, include a more detailed description of management's specific *viable* plans that are intended to mitigate the effects of your going concern uncertainties. Provide management's assessment of the likelihood that such plans can be effectively implemented. Clearly identify and discuss those elements of the plans that are particularly significant or critical to overcoming your present financial difficulties. Additionally, include a reasonably detailed discussion of your ability or inability to generate sufficient cash to support actual planned operations during the twelve month period following the date of your most recent balance sheet presented. Your viable plan description should be included in management's discussion and analysis of liquidity and in the footnotes to the financial statements.

23. Expand Results of Operations, Liquidity and Capital Resources to describe your rescission obligations. Explain and quantify the uncertainties surrounding these rescission obligations on future results, liquidity and capital resources. Describe how these rescission obligations may affect your ability to satisfy your cash requirements for the next twelve months. Refer to Item 303(a) of Regulation S-B.

24. We note your disclosure in your results of operations subsection that you previously sold flat screen television sets. In order to provide additional context regarding your business strategy, please clarify whether this business related to your Direct Lynk System and clarify why you decided to exit this business and focus on your current strategy, particularly since your revenues declined significantly after you exited the business of selling flat screen television sets,

25. Provide a quantified discussion and analysis of the costs you expect to incur as a result of being a public reporting company, including how you anticipate funding the costs of operating as a public company. Discuss the reasons for going public at this time in the company's development. Similarly address how you intend to pay for the salaries pursuant to the employment agreements you recently entered into.

Results of Operations, page 23

Comparison for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004, page 23

26. We note your disclosure regarding "a $94,002 or 12.1% decrease in contractual services, due to a reworking of [your] subscription feeds, which lowered [your] provider costs …." Please briefly disclose the specific changes you made to your subscription feeds. If material, please disclose these changes in your business section as well. Additionally, explain the reasons for the 245% increase in depreciation expense and the 86.8% decrease in "other expense" during this period.

Liquidity and Capital Resources, page 24

27. We note your disclosure that you "will need to take steps to raise equity capital or to borrow additional funds subsequent to the effectiveness of this Registration Statement …." This disclosure is confusing since it is uncertain when this registration statement could be declared effective and you discuss the timing of your capital requirements in the immediately preceding paragraph. Accordingly, please revise to simply state the date when you believe you will need to raise capital.

Description of Property, page 25

28. Please file your lease agreements as exhibits to the registration statement or tell us why you believe you are not required to do so under Item 601(b) of Regulation S-B.

Certain Relationships and Related Transactions, page 26

29.   For each of the transactions, disclose the value of the shares that were issued. Also, in the transactions where services were provided to you in exchange for the shares, disclose what specific services were provided to Data Call Technologies and how the services were valued. Please similarly revise your disclosure in your recent sales of unregistered securities section.

30.   Please describe the issuance of the 4,610,000 shares by your CEO to the QVS shareholders and the issuance of the same amount of shares by Data Call technologies to your CEO in the same paragraph since these transactions are related. Also, please disclose how these transactions were negotiated by the parties. Please disclose why your CEO issued his shares to the QVS shareholders in June 2002 rather than Data Call Technologies and why you issued shares to Mr. Ammons as consideration for that prior issuance over two years later.

Executive Compensation, page 28

31.   Provide a footnote to the summary compensation table that includes the information required by Instruction 2 to Item 402(b)(2)(iv) relating to the restricted stock awards, to the extent applicable.

Plan of Distribution and Selling Stockholders, page 30

32.   Please update the information in footnote 6 to indicate whether Dr. Hoffman has completed the payment of the $65,000 subscription price.

33.   Please tell us in your response letter whether U.B.T. Investment or any other selling shareholders are broker-dealers or affiliated with a broker-dealer. We may have further comment.

Additional Information, page 44

34.   Please revise the address of the SEC's public reference room to reflect our new location at 100 F street, N.E., Washington, D.C. 20549.

Report of Independent Registered Public Accounting Firm

35.   Your auditor should revise their report to include the words "substantial doubt" when referencing your ability to continue as a going concern, pursuant to AU 341.

Financial Statements

Balance Sheets, page F-2

36.   Tell us about the shares which may be subject to rescission as discussed in the paragraph bridging pages 6 and 7. Are your rescission obligations limited to the 2,044,000 shares discussed in the sixth paragraph of page 51? If not, please give us an analysis of all shares subject to uncertainty about rescission. Tell us what consideration you received in exchange for each issuance and amounts payable upon rescission. Please revise your financial statements to exclude shares subject to rescission from permanent stockholders' equity until such time as your shareholders no longer have a right to rescind shares. See Rule 5-02.28 of Regulation S-X.

Statements of Operations, page F-3

37.   Please revise the description of the line-item identified as "contractual services" to clarify its nature or, if necessary, disaggregate it into its component natural classifications.

(1) Summary of Significant Accounting Policies

38.   Disclose and explain to us how you account for product development costs. Give us an analysis of these costs. Indicate purchased external software costs and cost of internally developed software. Identify internal use software costs, costs of computer software to be marketed and any other development costs. Explain to us how you determine which software is for internal use and which is for external use. Describe how you determine which costs should be expensed and which should be capitalized. If applicable, disclose and tell us when amortization of capitalized costs will begin.   Please refer to all pertinent authoritative accounting literature in your response.

Stock-Based Compensation, page F-7

39.   Clarify the fifth paragraph of page F-7, which states that you use quoted market prices to determine stock based employee compensation. Describe for us and disclose how you determine all forms of stock-based compensation in the absence of market quotes in an actively trading market for your shares.

40.   We note on page 52 that you have issued common stock to consultants in consideration for services rendered. Disclose your accounting policy equity instruments that are issued to non-employees for goods and services. Refer to the guidance in EITF Issues No. 96-18 and 00-18.

Item 28. Undertakings, page 54

41.   In your amended filing, please provide the undertaking required by Item 512(g)(2) of
        Regulation S-B. See new Item 512(g) of Regulation S-B, which was adopted in Securities
        Offering Reform, Release No. 33-8591 (July 19, 2005), available on our web site at
        http://www.sec.gov/rules/final/33-8591fr.pdf. In addition, delete your fifth undertaking as
        it does not appear that you are relying upon Rule 430A for this offering.

Signatures, page 55

42.   Please indicate who is signing the registration statement as your controller or principal
        accounting officer. Please see Form SB-2's instructions for signatures.

                                        *   *   *   *

        Please furnish a cover letter with your response that keys your responses to our comments
and provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your amendment
and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in
the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with
        respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility
        for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert this action as a defense in any proceeding initiated by the
        Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accountant Brach Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff Attorney, at (202) 551-3378, or me at (202) 551-3810 with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: David Loev, Esq.
        (713) 524-4122 (fax)